Exhibit 99.1

NeoGames Announces the Launch of its Premium Online Games with Lottomatica

The successful launch of NeoGames’ suite of eInstant games with Lottomatica further expands the Company’s footprint in the Italian lottery market

Luxembourg, October 18st, 2021, NeoGames S.A., (Nasdaq: NGMS) (“NeoGames” or the “Company”) a leading global iLottery provider, announces the go-live of a multi-year agreement with Lottomatica to supply its popular and award-winning content on Lottomatica’s gaming platforms.

The agreement brings Neogames’ successful portfolio of Italian market-facing games to Lottomatica, with popular titles such as Queen of Diamonds, VIP Platinum, Northern Wilds, and Blackjack Doubler. The suite of high-performing games is expected to enhance the overall gaming experience offered by Lottomatica to its players and drive growth to its soft gaming strategy.

“As a leader in the Italian gaming sector, Lottomatica is excited to partner with NeoGames. We welcome the addition of NeoGames’ quality portfolio of diverse and innovative games and the opportunity to offer even more diverse and exciting entertainment options to our online players,” said Alessandro Allara, Managing Director Digital, Lottomatica.

“We are delighted to provide Lottomatica with full access to our premium games portfolio. Lottomatica is an important partner in our growing customer base in Europe, becoming the seventh European lottery to utilize content provided by NeoGames. We hope that the addition of our extensive suite of market-proven games in Italy will offer Lottomatica players an enhanced gaming experience and help to reach new audiences,” said Moti Malul, CEO, NeoGames .

About NeoGames
NeoGames is a technology-driven innovator and a global leader of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. A partner to lottery providers worldwide, the company works with its customers to maximize their success, offering a comprehensive solution that empowers national and state lotteries to deliver enjoyable and profitable iLottery programs to their players, generate more iLottery revenue, and direct proceeds to good causes.

About Lottomatica
Lottomatica S.p.A. is the first group in the gaming market authorized by the Customs and Monopoly Agency in Italy and one of the major players in Europe. It is active in three product areas: sports betting, online games, amusement and entertainment machines (AWP and VLT). Lottomatica can count on the expertise of over 16,000 people, including direct employees and employees of the specialized franchising network.

With approximately € 1.6 billion of revenues and € 22 billion of wagers managed in 2019 on an aggregated basis, Lottomatica is the market leader in all segments of operations and offers safe and engaging gaming experiences across all sales channels. Lottomatica boasts a customer base of approximately 800,000 online customers, a franchising network of approximately 3,000 points of sales in sports betting, 1,400 gaming halls, 13,600 tobacconists/bars and a proprietary network of approximately 120 gaming venues.

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. Statements related to our expectations regarding the benefits and advantages of our partnership with Lottomatica are forward looking statements.  In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our final Prospectus on Form 424B4 dated September 13, 2021 and filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2021 and other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts
Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com